UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62872 / September 9, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13946

In the Matter of
 	
Channel America Television Network, Inc.,
EquiMed, Inc.,
Kore Holdings, Inc.,
Robotic Vision Systems, Inc.
  (n/k/a Acuity Cimatrix, Inc.),
Security Investments Group, Inc.,
Shared Technologies Cellular, Inc.,
Shimoda Resources Holdings, Inc.,
Tri Star Holdings, Inc.
  (f/k/a Silver Star Foods, Inc.), and
V-One Corp.,
 	
　　　　Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO TRISTAR HOLDINGS, INC. (F/K/A SILVER STAR FOODS, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by TriStar Holdings, Inc. (f/k/a Silver Star Foods, Inc.) ("SSTF" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 23, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to TriStar Holdings, Inc. (f/k/a Silver Star Foods, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   SSTF (CIK No. 1046862) is a New York corporation located in Linden, New Jersey with a class of securities registered with the Commission under Exchange Act Section 12. On September 1, 2005, SSTF filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was converted to Chapter 7, and was still pending as of June 17, 2010. As of June 17, 2010, the common stock of SSTF was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

      2.   SSTF has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2003.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                             Elizabeth M. Murphy
                             Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to TriStar Holdings, Inc. (f/k/a Silver Star Foods, Inc.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

David S. Frye, Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

TriStar Holdings, Inc. (f/k/a Silver Star Foods, Inc.)
c/o Ms. Debra Kramer
Chapter 7 Trustee
Debra Kramer, PLLC
98 Cutter Mill Road, Suite 466 South
Great Neck, NY 11021

Jason Jurgens, Esq.
Cadwalader, Wickersham & Taft, L.L.P.
1 World Financial Center
New York, NY 10281
(Counsel for Respondent)